UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7) *

PEERSTREAM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70555R102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70555R102

1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 755,166 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 596,595
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 755,166 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 10.97% (3)
14. Type of Reporting Person (See Instructions) IN

(1) Includes (i) 158,571 unvested shares of restricted stock granted by the Issuer to the Reporting Person and (ii) a fully vested stock option representing the right to purchase 1,428 shares of the Issuer’s Common Stock. Pursuant to the terms of the Reporting Person’s restricted stock grants, the Reporting Person has the right to vote the unvested restricted stock but may only dispose of the stock after it vests.

(2) The percentage is calculated based on 6,883,722 shares of the Issuer’s Common Stock, including (i) 6,723,723 shares of Common Stock reported as outstanding as of May 4, 2018 on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Commission on May 9, 2018, (ii) 158,571 shares of unvested restricted stock and (iii) 1,428 shares of Common Stock deemed to be beneficially owned by the Reporting Person for purposes of this filing.

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This Amendment No. 7 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Commission on March 4, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on December 19, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Person with the Commission on April 12, 2013, Amendment No. 3 to Schedule 13D filed by the Reporting Person with the Commission on March 7, 2016, Amendment No. 4 to Schedule 13D filed by the Reporting Person with the Commission on October 12, 2016, Amendment No. 5 to Schedule 13D filed by the Reporting Person with the Commission on December 18, 2017 and Amendment No. 6 (“Amendment No. 6”) to Schedule 13D filed by the Reporting Person with the Commission on May 10, 2018 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to disclose an amendment to the MOU and the entry by the Reporting Person into certain agreements with the Issuer. The Reporting Person’s intent to enter into such agreements was disclosed in Amendment No. 6.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

Amended and Restated MOU. On May 8, 2018, the Reporting Person entered into the MOU with the Issuer, a description of which was included in Amendment No. 6. On June 15, 2018, the Reporting Person and the Issuer amended and restated the MOU (the “Amended and Restated MOU”) to, among other things, further prohibit the Reporting Person from selling his shares of the Issuer’s Common Stock prior to October 31, 2018 and include a covenant to allow the Reporting Person to participate if the Issuer determines to conduct a future registered public secondary offering of its Common Stock. The description of the Amended and Restated MOU is qualified in its entirety by reference to the full text of the Amended and Restated MOU, a copy of which is filed as Exhibit 99.12 to this Amendment and is incorporated by reference herein.

Consulting Agreement. On June 15, 2018, the Reporting Person entered into the Consulting Agreement with the Issuer. A description of the terms of the Consulting Agreement was included in Amendment No. 6 and is incorporated by reference herein. The description of the Consulting Agreement is qualified in its entirety by reference to the full text of the Consulting Agreement, a copy of which is filed as Exhibit 99.13 to this Amendment and is incorporated by reference herein.

Amendment to Registration Rights Agreement. On June 15, 2018, the Reporting Person entered into an amendment to the Registration Rights Agreement (the “Registration Rights Amendment”) with the Issuer. A description of the terms of the Registration Rights Amendment was included in Amendment No. 6 and is incorporated by reference herein. The description of the Registration Rights Amendment is qualified in its entirety by reference to the full text of the Registration Rights Amendment, a copy of which is filed as Exhibit 99.14 to this Amendment and is incorporated by reference herein.

Amendments to Restricted Stock Award Agreements. On June 15, 2018, the Reporting Person entered into amendments to the Award Agreement and the 2016 Restricted Stock Award Agreement (together, the “Second Restricted Stock Award Amendments”) with the Issuer.

Pursuant to the Second Restricted Stock Award Amendments, the Reporting Person’s unvested shares of restricted Common Stock will continue to vest as scheduled, and the Issuer will be required, in order to assist the Reporting Person in satisfying his tax withholding obligations with respect to such shares of restricted Common Stock that vest on the second anniversary of the Merger, to withhold a number of shares of restricted Common Stock that would otherwise be acquired by the Reporting Person upon such vesting with a fair market value equal to the lesser of (i) the Reporting Person’s tax withholding obligation with respect to the vesting shares and (ii) $100,000, with the remaining amount of the tax withholding obligation, if any, payable by the Reporting Person.

The foregoing description of the Second Restricted Stock Award Amendments is qualified in its entirety by reference to the full text of the Second Restricted Stock Award Amendments, copies of which are filed as Exhibits 99.15 and 99.16 to this Amendment and are incorporated by reference herein.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

Amended and Restated MOU. The information reported under the caption “Amended and Restated MOU” in Item 4 of this filing is hereby incorporated by reference into this Item 6.

Consulting Agreement. The information reported under the caption “Consulting Agreement” in Item 4 of this filing is hereby incorporated by reference into this Item 6.

Amendment to Registration Rights Agreement. The information reported under the caption “Amendment to Registration Rights Agreement” in Item 4 of this filing is hereby incorporated by reference into this Item 6.

Amendments to Restricted Stock Award Agreements. The information reported under the caption “Amendments to Restricted Stock Award Agreements” in Item 4 of this filing is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 14, 2011 by the Reporting Person with the SEC).
99.2	Restricted Stock Cancellation and Release Agreement, dated as of March 3, 2016, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2016 by the Issuer with the SEC).
99.3	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.4	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.5	Agreement and Plan of Merger, dated as of September 13, 2016, by and among PeerStream, Inc., SAVM Acquisition Corporation, A.V.M. Software, Inc., and Jason Katz, as the representative of A.V.M. Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on September 14, 2016 by the Issuer with the SEC).
99.6	Employment Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.7	Registration Rights Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.8	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.9	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.10	Confidential Memorandum of Understanding, dated May 8, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.10 to Amendment No. 6 to the Schedule 13D filed by the Reporting Person with the SEC on May 10, 2018).
99.11	Stock Purchase Agreement, dated May 8, 2018, by and among the Reporting Person, Mario Lattanzio, Brian L. Pessin and Sandra F. Pessin (incorporated by reference to Exhibit 99.11 to Amendment No. 6 to the Schedule 13D filed by the Reporting Person with the SEC on May 10, 2018).
99.12	Amended and Restated Confidential Memorandum of Understanding, dated June 15, 2018, by and between the Issuer and the Reporting Person.
99.13	Consulting Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).
99.14	First Amendment to Registration Rights Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).
99.15	Second Amendment to Restricted Stock Award Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).
99.16	Second Amendment to Restricted Stock Award Agreement, dated June 15, 2018, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on June 19, 2018 by the Issuer with the SEC).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2018

CLIFFORD LERNER

/s/ Clifford Lerner

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